Regado Biosciences, Inc.

120 Mountain View Boulevard

Basking Ridge, NJ 07920

June 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Austin Stephenson

Re: Regado Biosciences, Inc. Registration Statement on Form S-1 (File No. 333-188209)

Dear Mr. Stephenson:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Regado Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Standard Time, on June 20, 2013, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, REGADO BIOSCIENCES, INC.

By:	/s/ David J. Mazzo, Ph.D.

Name:	David J. Mazzo, Ph.D.
Title:	President and Chief Executive Officer